EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

March 13, 2014	Trading Symbols: TSX Venture – CLH US OTC.BB – CLHRF Berlin and Frankfurt – GV8

CORAL ANNOUNCES CLOSING OF PRIVATE PLACEMENT AND
CONDITIONAL ACCEPTANCE OF OPTION AND JOINT VENTURE AGREEMENT

Coral Gold Resources Ltd. (CLH:TSX.V, CLHRF:USOTCBB; “Coral” or the “Company”) is pleased to announce that, pursuant of its news release dated March 5, 2014, the Company has closed its non-brokered private placement. The Company raised gross proceeds of $705,500 through the issuance of 4,150,000 common shares at a price of C$0.17 per common share. The proceeds of the Private Placement will be used for exploration and for general working capital.

Further to its news release of March 5, 2014, the Company also announces that it has received conditional approval by the TSX Venture Exchange for an exploration and option to joint venture agreement (the “Option Agreement”) with Coral Resources, Inc., the Company’s wholly owned subsidiary, Barrick Gold Exploration Inc. (“Barrick Gold”), and Barrick Gold Corporation (“Barrick”), pursuant to which Barrick Gold has been granted an option to earn up to an undivided 60% interest on the Company’s Gold Ridge Property in Nevada (consisting of a portion of the Robertson Property) in consideration for Barrick Gold incurring US$12,000,000 in exploration expenditures over a five year period. In addition, Barrick Gold has the option to increase its interest by an additional 15% for an aggregate undivided 75% interest by preparing and delivering to the Company a scoping study. The Option Agreement also provides that upon Barrick Gold exercising its option, a 60%/40% or a 75%/25% joint venture between the parties will be established in order to further explore the Gold Ridge Property.

ON BEHALF OF THE BOARD

“David Wolfin”
___________________________________
David Wolfin
President & Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. Except as required by law, the Company does not assume the obligation to update any forward-looking statement.